UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
XPONENTIAL FITNESS, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
98422X101
(CUSIP Number)
Anthony Geisler
6789 Quail Hill Parkway #408
Irvine, CA 92603
Telephone: (949) 346-9793
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 30, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Anthony Geisler Trust U/A Dated 05/17/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 572,467(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 572,467(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,467(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 572,467 shares of Class A Common Stock, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 18, 2024.

1	NAME OF REPORTING PERSONS LAG Fit, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,513,208(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,513,208(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,208(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

(2)
Consists of (i) 83,330 shares of Class A Common Stock and (ii) 7,429,878 shares of Class B Common Stock, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 18, 2024.

1	NAME OF REPORTING PERSONS Anthony Geisler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,085,675(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,085,675(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,085,675(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(3)
Consists of (i) 572,467 shares of Class A Common Stock held directly by the Anthony Geisler Trust U/A Dated 05/17/2011, (ii) 83,330 shares of Class A Common Stock held by LAG Fit, Inc. and (iii) 7,429,878 shares of Class B Common Stock held by LAG Fit, Inc., as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 18, 2024.

EXPLANATORY STATEMENT
The following constitutes Amendment No. 3 (“Amendment No. 3”) to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the “Schedule 13D”) by the undersigned, as amended by the Amendment No. 1 thereto, filed on August 31, 2021, and the Amendment No. 2 thereto, filed on February 22, 2023. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the Schedule 13D.
Item 2. Identity and Background
Item 2(c) of the Schedule 13D is hereby amended and replaced in its entity with the following language:
(c)
Mr. Geisler is the sole stockholder, director and officer of LAG Fit. As of May 13, 2024, Mr. Geisler was no longer the Chief Executive Officer of the Issuer and, as of May 30, 2024, ceased to be a director or to otherwise serve on the Board of Directors (the “Board”) of the Issuer.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and replaced in their entirety with the following language:
The Reporting Persons acquired the securities reported herein primarily for investment purposes. The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.
From time to time, the Reporting Persons may acquire additional shares of Class A Common Stock and/or other securities of the Issuer and may dispose of any or all of such shares of Class A Common Stock and Class B Common Stock or other securities of the Issuer held or beneficially owned by the Reporting Persons.
From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board and/or members of the Issuer’s management team and/or other persons or entities concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.  The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 18, 2024

THE ANTHONY GEISLER TRUST U/A 05/17/2011

By:	/s/ Anthony Geisler
Name: Anthony Geisler
Title: Trustee

LAG FIT, INC.

By:	/s/ Anthony Geisler
Name: Anthony Geisler
Title: President

ANTHONY GEISLER

/s/ Anthony Geisler
Name: Anthony Geisler